FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

For

EVOLVEX EQUITY FUND, LLC

A Colorado Company	I.R.S. EIN: 871153667

EvolveX Equity Fund, LLC

7491 Kline Drive

Arvada, CO 80005

Phone: 720-739-3009

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of January 1, 2024 through June 30, 2024. The following balance sheets were prepared by the Company.

Operating Results

Revenue/Net Loss from Operating Activities. For the 6-month periods ending June 30, 2023 and June 30, 2024, respectively, the revenue for the Company increased from $0.00 to $73,702, representing a difference of $73,702 due to acquisition of a property and revenue from vacation rental property operations. For the same periods, the Company's net loss decreased from ($290,067.21) to ($157,519), a difference of $132,548.21. These decreased losses are due to an increase in accounting and legal fees but the Company conducting over fifty percent (50%) less advertising and marketing plans previously envisioned, spending less on travel expenses and receiving revenue from an active property.

Financing Activities.

For the 6-month period ending June 30, 2024, the Company received investments totaling $154,000, down from $579,000.00 for the period ending June 30, 2023, representing a decrease of $425,000.

Operating Expenses.

Operating Expenses decreased from $290,067 to $221,222, a difference of $68,845 primarily due to decreased marketing, advertising and travel expenses.

Salaries and benefits.

Salaries and benefits for the 6-month periods ending June 30, 2024 and June 30, 2023, respectively, remained unchanged at $0.00, as there are no paid employees currently.

Liquidity and Capital Resources

As of June 30, 2024, the Company had cash of $33,037, and total assets of $1,051,794. On June 30, 2023, the Company had cash of $1,097,558.84 and total assets of $1,234,433.09. This represents a decrease of $1,064,521.84 in cash and a decrease of $182,639.09 in total assets.

ITEM 2. OTHER INFORMATION

The Company actively operated a 6-villa vacation rental property in Samara, Costa Rica which produced Gross Profits of $72,308.29 based on Airbnb sales, concierge services, and direct bookings and, after payment of repair and maintenance expenses, insurance and operational expenses such as utilities, Net Income of ($8,995.54) for the 6-month period ending June 30, 2024. The Company expects the vacation rental property project will start producing cash flow for the fund.

There is no additional information required to be disclosed under Item 2 of the Form 1-SA.

ITEM 3. FINANCIAL STATEMENTS

The following financial statements were prepared by the Company.

(UNAUDITED) 2023 Balance Sheet

EvolveX Equity Fund (d/b/a Blue Fashion Equity Fund)

TOTAL
Assets
Current Assets
Bank Accounts
9-Ball Studios (2583) - 1	$0.00
EvolveX Equity Fund (4353) - 1	145,202.24
Funds in Trust	6,000.00
Total for Bank Accounts	$151,202.24
Accounts Receivable
Accounts Receivable (A/R)	0.00
Total for Accounts Receivable	$0.00
Other Current Assets Escrow Account	1,391.80
Receivable - Related Party	$5,172.22
Total for Other Current Assets	$6,564.02
Total for Current Assets	$157,766.26
Fixed Assets
Accumulated depreciation	$(12,126.00)
Property	1,000,432.31
Total for Fixed Assets	$988,306.31
Other Assets
Investment in Villas Espavel	$11,951.00
Organization Costs	0.00
Security deposits	1,000.00
Total for Other Assets	$12,951.00
Total for Assets	$1,159,023.57
Liabilities and Equity
Liabilities
Current Liabilities Credit Cards
9-Ball Studios (4919) - 1	$0.00
CREDIT CARD (8495) - 3	0.00
D. SCHLEY (1898)	0.00
D. SCHLEY (5821) - 2	434.28
D. SCHLEY (8495)	6,663.49
Total for Credit Cards	$7,097.77
Total for Current Liabilities	$7,097.77
Long-term Liabilities
Long-term loans from partners
Note Payable - Schley	$(7,097.77)
Total for Long-term loans from partners	$(7,097.77)
Total for Long-term Liabilities	$(7,097.77)
Total for Liabilities	$0.00
Equity
Opening Balance Equity	$0.00
Partner investments	1,983,050.00
Syndication Costs	(637,979.36)
Total for Partner investments	$1,345,070.64
Retained Earnings	$(62,438.38)
Net Income	(123,608.69)
Total for Equity	$1,159,023.57
Total for Liabilities and Equity	$1,159,023.57

(UNAUDITED) Financial Statements of

EvolveX Equity Fund (d/b/a Blue Fashion Equity Fund)

For the Periods ending June 30, 2023 and June 30, 2024

EvolveX Equity Fund, LLC

Consolidated Balance Sheet (unaudited)

For the Period Ending January – June, 2024 and January – June, 2023

	June 30,	June 30,
	2024	2023
Assets
Current Assets
Cash	$33,037	$1,097,558.84
Related Party Receivable	28,112	924.64
Other Current Assets	390	127,449.61
Total Current Assets	$61,539	$1,225,933.09

Other Assets
Organization Costs	$-	$7,500.00
Security Costs	-	1,000.00
Total Other Assets	$-	$8,500.00

Fixed Assets
Property	$1,000,432	$-
Property Improvements	-	-
Accumulated Depreciation	(10,177)	-
Total for Fixed Assets	$990,255	$-

Total Assets	$1,051,794	$1,234,433.09

Liabilities and Equity
Liabilities
Current Liabilities
Accounts Payable	$15,090	$2,894.61
Related Party Payable	4,424	-
Deferred Rental Income	15,976	-
Total Current Liabilities	$35,490	$2,894.61

Long-term Liabilities
Long-term note from partners	$-	$3,791.88
(Note Payable - Schley)
Total Long-term Liabilities	$-	$3,791.88

Total Liabilities	$35,490	$6,686.49

Equity
Partner Investments, net	$1,345,071	$1,816,774.54
Accumulated Deficit	(328,767)	(589,027.94)
Total Equity	$1,016,304	$1,227,746.60

Total for Liabilities and Equity	$1,051,794	$1,234,433.09

EvolveX Equity Fund, LLC

Consolidated Profit and Loss Comparison (unaudited)

For the Period Ending January – June, 2024 and January – June, 2023

	June 30,	June 30,
	2024	2023

Revenue
Total Revenue	$73,702	$0.00

Expenses
Contract Labor	$44,103	$-
Legal and Accounting	22,133	12,355.20
Advertising and Marketing	83,228	205,257.78
Repairs and Maintenance	15,468	-
Commissions & Fees	12,500	12,472.41
Property Acquisition Costs	-	12,710.00
Office Expenses	25,386	18,759.32
Travel & Vehicle Expenses	-	27,705.41
Other General Business Expenses	18,404	807.00
Total Expenses	$221,222	$290,067.12

Net Income/(Loss)	$(147,519)	$(290,067.12)

EvolveX Equity Fund, LLC

Consolidated Statement of Cash Flows (unaudited)

For the Period Ending January – June, 2025 and January – June, 2024

	January - June	January - June
	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES
Net Income (Loss)	$(147,519)	$(290,067.12)
Changes in operating assets and liabilities
Related party receivable	(24,953)	(490.36)
Other current assets	8,001	(127,449.61)
Accounts payable	15,090	(2,895.50)
Net cash provided by/(used in) operating activities	$(149,381)	$(420,902.59)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition costs of rental property	$(1,949)	$(8,500.00)
Net cash used in investing activities	$(1,949)	$(8,500.00)

CASH FLOWS FROM FINANCING ACTIVITIES
Related party payable	$4,424	$568,004.54
Net cash provided by financing activities	$4,424	$568,004.54

NET INCREASE/(DECREASE) IN CASH	$(146,906)	$138,601.95

Cash at the beginning of the period	$179,943	$958,956.89
Cash at the end of the period	$33,037	$1,097,558.84

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Note A – Nature of Business and Organization

EvolveX Equity Fund, LLC (“the Company”) was organized in June 2021 in the State of Colorado. The primary business is the high-quality management of real estate investment funds. The Company’s strategy is to create funds that will primarily focus on short-term vacation rental properties in emerging markets throughout the United States and internationally.

Note B – Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s year-end is December 31.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Villas Espavel LLC ( “the Subsidiary”). The Subsidiary is a limited liability company established for the general purpose of operations of its rental property. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Property and Equipment

Property and equipment consists of one residential rental property with six villas and land improvements, stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over 27.5 years for the rental property and 15 years for the retaining wall.

Maintenance and repairs are charged to expense as incurred. Improvements of $5,000 and over are capitalized and depreciated over the estimated useful life.

Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the assets or asset group to the undiscounted cash flows that the assets or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist as of June 30, 2024 and 2023.

Income Taxes

The Company is a limited liability company under the laws of the State of Colorado and has elected to be treated as a partnership for federal tax reporting purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the income is passed through to the members. Accordingly, no provision for income taxes has been made in the financial statements. The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of June 30, 2024. The Company’s tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company’s 2023 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with ASC 606 which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

Revenue is recognized on consideration specified in a rental contract with a customer for renting their residential property. Payment arrangements include contractually agreed upon pre-determined rates per rental day. Revenue is recognized as the rental obligations are satisfied. Deposits received from customers prior to their rental term are recorded as deferred rental income, a current liability, until the contractual rental obligations are satisfied. The Company believes that this method provides a true depiction of the rental revenue.

Service fees retained by third-party booking platforms, including Airbnb, are recorded as operating expenses.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  For the six months ended June 30, 2024 and 2023, the Company incurred a net loss of $147,591 and $420,903, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Other Current Assets

Other current assets consist of short-term items expected to be realized, consumed, or settled within one year. As of June 30, 2024 and 2023, other current assets were zero and $127,450. On June 23, 2023, the Company deposited $127,450 in escrow towards the acquisition of a future residential property in Costa Rica.

Note E – Property and Land Improvements

As of June 30, 2024 and 2023, property and land improvements consisted of the following:

	June 30, 2024	June 30, 2023
Residential Rental Property	$ 1,000,432	$ -
Land Improvements	-	-
Accumulated depreciation	(10,177)	-
	$ 990,255	$ -

On August 24, 2023, the Company acquired a residential rental property located in Playa Samara, Costa Rica for total capitalized costs of $1,000,432. The rental property consists of six different size villas that can accommodate from 2 to 9 guests per villa, with each villa having its own kitchen, air conditioning and patio.

Note F – Equity

Equity consists of two classes of units, Class A units which are non-voting and Class B units have 1 vote per unit. At June 30, 2024, the Company had 50,000 Class A Units authorized and 1,993 issued and outstanding, and 50,000 Class B Units authorized, issued and outstanding. At June 30, 2023, the Company had 50,000 Class A Units authorized and 1,829 issued and outstanding, and 50,000 Class B Units authorized, issued and outstanding.

Note G – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note H – Related Party Transactions

As of June 30, 2024 and 2023 the Company had a related party receivable of $28,112 and $924, respectively. The receivable is due to a related party over payment of financing at year end.

As of June 30, 2024 and 2023 the Company had a related party payable of $4,424 and $3,792, respectively. The payable is due to related party proceeds used to fund operating expenses.

Note I – Subsequent Events

Management has assessed subsequent events through April 10, 2026, the date on which the financial statements were available to be issued. There were no material events that require recognition or disclosure in these financial statements.

ITEM 4. EXHIBITS

Exhibit Index

Exhibit 2A: Certificate of Formation*

Exhibit 2B: Operating Agreement*

Exhibit 4: Subscription Agreement*

Exhibit 8: Draft Escrow Agreement*

*These Exhibits are incorporated by reference and contained in the Company’s Form 1-A filed on May 24, 2022 and Form 1-SA Dated September 28, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISSUER COMPANY LEGAL NAME:

EvolveX Equity Fund, LLC

s/: Rodman Schley

Rodman Schley, Chief Executive Officer

Date: April ___, 2026

Location Signed: City of Arvada, CO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

s/: Rodman Schley

Rodman Schley, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer

Date: April ___, 2026

Location Signed: City of Arvada, CO